Exhibit 99.1

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EDITED TRANSCRIPT

SIEN - Miramar Labs, Inc., Sientra, Inc. - M&A Call

EVENT DATE/TIME: JUNE 12, 2017 / 12:30PM GMT

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JUNE 12, 2017 / 12:30PM, SIEN - Miramar Labs, Inc., Sientra, Inc. - M&A Call

CORPORATE PARTICIPANTS

Charles Huiner Sientra, Inc. - COO and SVP of Corporate Development & Strategy

Jeffrey M. Nugent Sientra, Inc. - Chairman and CEO

Nick Laudico The Ruth Group, Inc. - EVP

Patrick F. Williams Sientra, Inc. - CFO, SVP and Treasurer

CONFERENCE CALL PARTICIPANTS

Brooks Gregory O’Neil Lake Street Capital Markets, LLC, Research Division - Senior Research Analyst

Jonathan D. Block Stifel, Nicolaus & Company, Incorporated, Research Division - MD and Analyst

Margaret Maria Kaczor William Blair & Company L.L.C., Research Division - Research Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to Sientra to acquire Miramar Labs. (Operator Instructions) As a reminder, today’s conference is being recorded. I’d now like to introduce your host for today’s conference, Mr. Nick Laudico from The Ruth Group. Sir, Please go ahead.

Nick Laudico - The Ruth Group, Inc. - EVP

Thanks, operator. In our remarks today we will include statements that are considered Forward-looking statements within the meaning of The United State securities laws, including statements with respect to the proposed merger transaction and tender offer with Miramar Labs. In addition, management may make additional forward-looking statements in response to your questions. Forward-looking statements are based on management’s current assumptions and expectations of future events, which may prove to be incorrect. In addition to the risks associated with being unable to close the proposed transaction, a detailed discussion of the risks and uncertainties that the company faces is contained in its quarterly report on Form 10-Q that the company filed on May 9, 2017. Actual results may differ materially from those expressed in or implied by the forward-looking statements. The company undertakes no obligation to update or review any estimate, projection or forward-looking statement.

With that said, I’ll hand the call over to Jeff Nugent, Chairman and CEO of Sientra.

Jeffrey M. Nugent - Sientra, Inc. - Chairman and CEO

Thanks, Nick, and good morning, everyone, and thank you for participating in today’s call. Joining me are Patrick Williams, our Chief Financial Officer, Senior Vice President and Treasurer; and Charlie Huiner, our Chief Operating Officer and Senior Vice President of Corporate Development and Strategy. We also have a slide deck to go along with our prepared comments, which can be found on the Investor Relations section of our company website.

As you know, earlier this morning, we announced that Sientra has entered into a definitive agreement to acquire Miramar Labs for an aggregate transaction value of $20 million in upfront cash plus contractual rights for potential contingent payments of up to $14 million in cash upon the achievement of certain milestones. These would be paid to holders of Miramar equity, debt and other obligations.

Before I begin, we’ve been advised by legal counsel to disclose that Patrick is also an active board member of Miramar, and due to this potential conflict was specifically recused from any meetings, due diligence and decisions for both Sientra and Miramar, which led to the signing of this definitive agreement by both parties. In his role as CFO of Sientra, he, of course, led the financing aspect to ensure the proper capital structure for

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JUNE 12, 2017 / 12:30PM, SIEN - Miramar Labs, Inc., Sientra, Inc. - M&A Call

Sientra going forward, as we take on this business and optimize our balance sheet to support our ongoing growth capital needs. Charlie Huiner, our Chief Operating Officer and Head of Business Development, led the entire due diligence and deal transaction process and is on today’s call to provide more detail on this strategic acquisition and also help answer any questions related to the transaction rationale and how we and our board came to this decision.

Prior to discussing the transaction rationale, I wanted to give a brief update on our existing business, which continues to ready itself for relaunch as we move into 2018. We continue to see strong physician and sales force excitement as we move into the next phase of our relaunch and expansion activities. Our dialogue with the FDA on the PMA Supplement for our new U.S.-based manufacturing facility continues to progress positively, and we continue to anticipate approval by the end of this year. Our supply chain is ramping up on both the implant and expander side, and we have seen increased momentum with our bioCorneum Scar Management offering, and I’m pleased with where we are at this point as the organization is readying ourselves for what I would like to call, the new Sientra, as we exit 2017.

With that said, we believe this transaction with Miramar will enhance our ability to create shareholder value by moving us closer to becoming a global diversified aesthetics company and increasing our product offerings. By many measures, including market penetration, revenue potential, installed base and market awareness, we believe that Miramar is in the very early innings of what should be a tremendous commercial execution opportunity for Sientra.

On Slide 3, you’ll note that with this context, today’s announcement allows us to accomplish a key stated goal of becoming this global diversified aesthetics company. We believe the transaction is both strategically and financially transformational for many reasons. First, we see miraDry as a truly novel technology, which is the only FDA cleared product to reduce sweat, odor and permanently reduce hair of all color. It has proven commercial success and compelling clinical results with over 90% patient satisfaction and based on our due diligence, is highly regarded by key opinion leaders across all aesthetic specialties. We believe this is highly complementary to our best-in-class breast implant and tissue expander franchise and leading professional scar management solution. Second, it will meaningfully expand our total addressable market through the entry into a fast-growing aesthetic segment with over $15 million addressable patients in the U.S. alone, and it will immediately expand us into international channels. We see the ability to cross sell miraDry across our plastic surgeon customers, while also adding new physician specialty call points for bioCorneum scar management product line. And third, this acquisition will be immediately revenue accretive at a very attractive valuation and will be meaningfully accretive to 2018 revenues.

We’re confident that our veteran aesthetic leadership team can improve on the commercial execution, resulting in faster revenue growth as a combined company and an accelerated timeline to positive cash flow than we would have otherwise seen as a stand-alone business.

As you can see on Slide 4, the combined companies are very complementary from a sales force and business mix perspective. While historically Sientra has been focused on the operating room, Miramar has been focused on the office and procedure room. This will be Sientra’s first concerted effort in the non- and minimally invasive aesthetics category and gives us an expanded beachhead on the board-certified plastic surgeon and aesthetic dermatologist call points to sell additional lifestyle treatments that are performed in the front office of a practice rather than the operating room.

The growth of these types of aesthetic treatments which really started with Botox and continued with the popularity of dermal fillers, is expected to continue to outpace the growth of surgical aesthetic treatments. We intend to operate the Sientra and Miramar sales forces separately.

As part of our announcement, we have added aesthetic industry veteran, Keith Sullivan, as a Strategic Adviser, who will be tasked with assisting in our commercial efforts for the Miramar business. As many of you know, Keith was most recently Chief Commercial Officer and President of North America at ZELTIQ, and prior to that, ran the entire global marketing and sales organization. He was the architect of ZELTIQ’s commercial success, achieving a 4-year revenue compound average growth of nearly 50%, building from $76 million to over $350 million in revenue in 2016.

Under Keith’s leadership, ZELTIQ pioneered the marketing and sales programs that have become the gold standard in the capital and consumable aesthetics industry. We look forward to Keith’s contributions in this area to help drive the growth and leadership of miraDry.

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JUNE 12, 2017 / 12:30PM, SIEN - Miramar Labs, Inc., Sientra, Inc. - M&A Call

With that, let me now turn it over to Charlie, to further review some of the unique platform technology characteristics that supports the rationale underlying our decision to acquire Miramar. Charlie?

Charles Huiner - Sientra, Inc. - COO and SVP of Corporate Development & Strategy

Thanks, Jeff. Turning to Slide 5, we see miraDry and it’s microwave platform technology as a highly innovative and unique platform with over 90,000 treatments sold to date.

One of the reasons for the early adoption is the high level of profitability it offers physicians on a passive basis, which has driven an installed base of approximately 900 systems globally and an over 20% revenue CAGR since 2013. We also believe that there are further opportunities to improve the Miramar business by following proven, capital and consumable commercial tactics which include deploying proven marketing tactics, enhancing treatment protocol and investing in the sales force and commercial tools. Jeff will be providing more detail on the sales and execution plan later in the presentation.

Turning to Slide 6, from a product standpoint, we think that miraDry is one of the most promising and attractive assets in the aesthetic category today. When considering the landscape of available products, there are very few assets that have FDA clearance, that have differentiated product claims, strong IP and proven clinical and commercial efficacy and can claim no large entrenched competition. The miraDry platform addresses a large and ill met clinical need, and therefore by many measures meets the screening requirements for Sientra’s adjacent market expansion strategy. miraDry is the only non-invasive treatment FDA cleared for the triple benefit of reduction of underarm sweat, odor and the permanent reduction of hair of all colors. We think this product is highly analogous to CoolSculpting in that the technology platform is proven, safe, simple to use, attractive and affordable to patients and addresses a lifestyle issue in a largely underpenetrated cash-pay market.

First, let me refer you to the top of Slide 7, which shows the basic anatomical structures the miraDry platform can affect.

There are distinct sweat and odor glands along with hair follicles near the skin and fat interface where the microwave technology is focused. The vacuum applicator gently lifts tissue into the cup, where microwave energy is applied. The energy has a unique ability to penetrate to the specific depth where the sweat and odor glands reside, while keeping the surface area of the skin relatively cool compared to the treatment area. Sweat, odor and hair structures also exists in other parts of the body and it is well known that other structures such as adipose cells, the dermis itself and sebaceous glands also reside in the targeted area. Given that fact, we are also focused longer-term on investing in R&D to expand the applications of this platform microwave technology.

As you can see on Slide 8, miraDry has significant advantages to alternative treatments. Other approaches to treating this condition are either invasive, not efficacious or have low patient satisfaction based on their reliance on daily patient compliance. miraDry is non-invasive, durable, affordable to patients with little to no downtime, profitable and passive income for physicians that is most typically performed by qualified office staff as opposed to taking the precious time of the physician.

I would now like to spend some time speaking to the market opportunity, which is outlined on Slide 9. We think this is one of the last, great untapped market opportunities in aesthetic devices as only 90,000 treatments have been sold to date. There are just over 15 million people in the U.S. that clinically suffer from sweating, with 10 million identifying axilla region or underarm as the key area of sweat. Half of these, or 5 million, would identify themselves as having severe underarm sweating.

As you can see in Slide 10, the clinical validation of miraDry is also strong, with over 10 clinical studies, 5 white papers and 7 peer-reviewed papers issued to date. More importantly, patient satisfaction ratings, as measured through review websites like RealSelf, are exceptional and sustained at over 90% with a meaningful number of reviews. This is higher than Botox, higher than CoolSculpting and many other non- and minimally invasive aesthetic procedures. We believe this is compelling validation from the important end-user, which is also echoed by the many KOLs that we’ve spoken to.

The rest of the slide shows the high patient satisfaction and results across sweat, odor and hair reduction over 24 months, which further validates the durable nature of the procedure.

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JUNE 12, 2017 / 12:30PM, SIEN - Miramar Labs, Inc., Sientra, Inc. - M&A Call

I will now turn the call back to Jeff, to review the next slides related to our commercial execution plan, and Patrick will end with some financial information related to the deal structure and our financing plans. Jeff?

Jeffrey M. Nugent - Sientra, Inc. - Chairman and CEO

Thanks, Charlie. Slide 11 shows the confluence of all of these outlined factors that has led to strong early adoption, with a worldwide installed base of over 900 systems as of Q1 2017.

Miramar drove nearly 20% year-over-year relative to 2016 revenue growth and has seen a 20% plus CAGR since 2013. The high gross margin consumable revenue remains strong at approximately 40% of total revenues, and utilization has been growing and we therefore expect that to continue to improve.

On Slide 12, you’ll see the key elements of our sales execution plan. We have a unique opportunity to cross-sell both Miramar and Sientra products to our respective customer bases. Many Sientra customers own other aesthetic devices such as CoolSculpting and SculpSure systems, and in our view, represent key initial call points. As they appreciate the economic benefits of a strong capital and consumable business model and are accustomed to implementing the required marketing programs to build local market awareness and utilization.

As we navigate through the targeted sales plan, we will also work to strengthen the focus and consistency of the capital sales team, improve the predictability of sales conversions from the pipeline of leads and fine tune the clinical protocol to ensure every patient has an excellent clinical outcome.

As I mentioned, we are excited to engage Keith Sullivan and his most recent capital and consumable experience to assist us and the Miramar team to apply a consistent, disciplined and successful marketing playbook to the miraDry asset. We are confident this will significantly impact its success in the marketplace, driving consumable sales with more consistent utilization over longer-term. We believe that there are interesting bundling opportunities that our more diversified organization can deploy across its customer base. We think Miramar’s international business, particularly in Asia, is based on its approved status in China and Korea, and pending approval process in Japan, the business represents another long-term growth opportunity.

Slide 13 covers some of the specifics from a marketing and sales execution perspective, and we believe we can further optimize sales rep focus through better consistency of message across the sales and customer service teams, while increasing investment in physician training related to the treatment protocol to ensure more consistent clinical outcomes. We’re also confident that the physicians and their staff could benefit from world-class training programs that teach proper patient selection, applications, practice marketing and promotion.

From a marketing standpoint, we will be deploying proven marketing tactics and programs that other successful companies have proven out in the capital and consumable aesthetic space such as partnering with practices to build miraDry brand awareness, frequent targeted co-op advertising and digital and social media. We’re committed to making the necessary investments in these programs as well as ensuring the sales force reaches an appropriate size to establish a strong installed base to further expand awareness and adoption.

I’ll now turn this over to Patrick.

Patrick F. Williams - Sientra, Inc. - CFO, SVP and Treasurer

Thanks, Jeff. As Jeff mentioned, I recused myself from any diligence discussions or negotiations for both Sientra and Miramar due to my position in each respective company. However, I can say that I am very pleased that both management teams and both boards concluded this was in the best interest of all shareholders.

With my Sientra’s CFO hat on, I’m excited for this transaction as potentially transformational to our business and financial profile. As many of you know, I spent almost 4 years as the CFO of ZELTIQ, working alongside Keith and CEO Mark Foley, experiencing that company’s rise to become the global leader in non-invasive fat reduction. I see several parallels in the Miramar to the ZELTIQ business model, and as you may recall, ZELTIQ faced a similar challenge to Miramar in it’s early public life. A market leading technology that needed stronger execution by a sales force focused on clinical outcomes and the necessary investments in clinical training and protocol as well as proven marketing techniques drove improved performance.

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JUNE 12, 2017 / 12:30PM, SIEN - Miramar Labs, Inc., Sientra, Inc. - M&A Call

Now turning to the structure of the transaction. We are paying $20 million in upfront cash plus contractual rights for potential contingent payments of up to $14 million in cash upon the achievement of certain milestones, which will be paid to holders of Miramar equity, debt and other obligations. The milestone includes $7 million in cash upon $50 million in cumulative Miramar sales and another $7 million in cash upon $80 million in cumulative Miramar sales. We expect the deal to close in mid-July, since this is an all cash tender offer and does not require Sientra’s shareholder approval. At the end of May, Sientra had approximately $57 million of cash and cash equivalents on our balance sheet, which is sufficient to fund a projected closing. Still we wanted to ensure we have the necessary capital structure in place to make investments to grow both Sientra and Miramar while maintaining a sufficient reserve or access to cash to remain opportunistic. We have agreed in terms to a new $50 million credit facility from Mid-cap and Silicon Valley Bank that is comprised of $40 million in term debt that is accessible in 3 tranches. $25 million of the term debt coming upon closing, in addition to a $10 million revolver. This total $50 million credit facility will essentially replace the existing $20 million facility we announced earlier this year.

On Slide 15, while Sientra has not provided guidance given that we remained in market precision-controlled launch mode and are still awaiting FDA supplement approval of our new manufacturing site, we are providing summary financial expectations related to the Miramar transaction to help investors better measure the impact of the deal on our business. Upon close of the Miramar transaction, we expect Miramar to be approximately $8 million to $10 million accretive to revenues in the second half of 2017, which is highly dependent on the timing of close and Q2 2017 performance. We also expect Miramar to be meaningfully accretive to revenues for the full year 2018. We expect modest public company cost savings for the full year 2018, and given the larger revenue base and high margin consumable revenue stream that Miramar business provides, we expect to achieve positive cash flow faster as a combined company than Sientra would have achieved as a stand-alone business.

With that, I’ll now turn the call back over to Jeff for closing remarks.

Jeffrey M. Nugent - Sientra, Inc. - Chairman and CEO

Thanks, Patrick. As I stated in my opening remarks, we believe this transaction will significantly enhance our ability to create shareholder value by moving us closer to becoming a global diversified aesthetic company. While we remain committed to and confident in the core Sientra business, and our expectations in the planned relaunch and expansion as we move into 2018, this opportunity fits squarely in our broadened strategic intent. First and most importantly, it became evident to us that one thing was certain about the miraDry product, it works, and we have the expertise, capital and synergies to make this work. It was also evident to us that having access to all of the capital necessary to invest in this business would be a key driver for success. With that, later today, we will be doing an all hands meeting at the Miramar corporate offices, which I am very much looking forward to. I’m excited about this. And to further validate my conviction that the corporate culture overlap between the 2 companies is very compatible.

Sientra has been surmounting challenges these past 18 to 24 months, as you are all aware, as has Miramar, but both companies have remained positive and have achieved despite this adversity. We appreciate that Miramar is a fundamentally solid business that has not benefited from the capital required to achieve aggressive growth and value creation. Sientra will be investing in the Miramar business and expects it to be a significant contributor to our overall success. We could not be more pleased with the prospects of bringing our 2 organizations together and build on our respective capabilities and create a global aesthetics powerhouse. For our Sientra employees and customers, we ready ourselves for the new Sientra, and we are very much looking forward to the relaunch and expansion of our breast implants with the PMA supplement approval by the end of this year and continuing to drive our expanded focus into the breast reconstruction space.

These are exciting times filled with many opportunities, and ultimately the vision will be one Sientra, two complementary business units.

We will be at the William Blair Growth Stock Conference back in Chicago on Wednesday and Thursday of this week, and look forward to further discussing this transformational acquisition.

With that, I’d now like to turn the call over for Q&A. Operator?

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JUNE 12, 2017 / 12:30PM, SIEN - Miramar Labs, Inc., Sientra, Inc. - M&A Call

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Our first question comes from the line of Margaret Kaczor with William Blair.

Margaret Maria Kaczor - William Blair & Company L.L.C., Research Division - Research Analyst

So first one for me, I think, is one of the natural questions, really. Why now, in advance of the breast implant manufacturing, sort of, approval that’s expected later this year? Was this more opportunistic? Were you guys looking for larger asset near term? And what other assets were you looking at, I guess?

Jeffrey M. Nugent - Sientra, Inc. - Chairman and CEO

Well, I think the best way to answer that, Margaret, is that we — as you know, we have been very active on the business development front. And as we’ve discussed, we want to grow both organically and through intelligent acquisitions. And in all of our experience, you cannot control or predict when the best opportunities are going to come along. So I had exposure to this company several months ago, and I was immediately impressed with the technology. And as deals tend to move forward, we became convinced that this fit our broadened definition of Sientra’s strategic intent by broadening our scope of products within aesthetics and the financial metrics, and the valuations associated with this were so attractive that we decided to move on it now. Several of us have had the experience of integrating businesses and also being able to keep them individually focused, so as not to distract the team we have here at Sientra on our core priorities. So it may be a bit of a long-winded answer, but we could talk for quite some time on this. But it is just an example of the best opportunity that we have come across for a relatively quick decision that met all of our criteria.

Margaret Maria Kaczor - William Blair & Company L.L.C., Research Division - Research Analyst

Got it. And just to build on that a little bit. I’m not sure if you guys you can walk us through the Miramar business a little bit further because it always had really great clinical data over the years, but how do you improve that execution piece of the business to accelerate sales growth beyond what you outlined in the sales deck — or in the slide deck. Is there anything specific that you can give us over the next 6, 12, 18 months that we should be looking for, that you’re looking for?

Jeffrey M. Nugent - Sientra, Inc. - Chairman and CEO

Well, I think that the primary considerations that we’ve had is that — and I have to complement the Miramar team in establishing a protocol that has significantly improved from what they started with, and we’ve had several people here at Sientra, actually, go through the procedure, and they have reported very positive results. I think the other part of it, to your point, is that we believe that, with the experience we have ourselves and the addition of Keith Sullivan, that this is going to be something that will expose the Miramar team to best practices, the same strategies and practices that ZELTIQ used in their phenomenal success. And we have spoken with Keith at length, who agrees with the tremendous upside that will stem from applying the same kind of practices that we used before. I think the other part is that there’s no question that this company has been capital starved, and with the financing tools that we have in place, we’ve done a very detailed analysis of what’s necessary to both build on repeat usage, which, frankly, is key. When you look at the gross margins of the consumables, this is one area in particular where we expect to achieve cash flow breakeven sooner than previously discussed. So I think those are the 3 basic things that give us the confidence that this is going to turn into a — as I think we’ve also had an accretive transformational move on a number of fronts.

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JUNE 12, 2017 / 12:30PM, SIEN - Miramar Labs, Inc., Sientra, Inc. - M&A Call

Patrick F. Williams - Sientra, Inc. - CFO, SVP and Treasurer

Margaret, it’s Patrick. And Charlie might chime in here as well. I think Jeff hit all the key things and, I think, as we look — as I look back on it now and kind of able to talk about some of this some more is that the clinical protocol as it got resolved was really key. It’s not that the company didn’t have funding prior to that, but it got to the point towards the end where it became apparent that there was an inability to invest further in the sales and marketing side. And obviously, my experience at ZELTIQ and Keith’s should be very beneficial as we look deploy. As we talked about throughout the slides in the deck proven marketing tactics, which candidly take investments in the sales and marketing area. So I think the #1 thing is this is a technology that absolutely works, and now we just got to execute on it.

Charles Huiner - Sientra, Inc. - COO and SVP of Corporate Development & Strategy

And I would add just finally, Margaret, because I know you had, sort of, asked about what specifically, we would do vis-à-vis what they’ve already been doing in their business. And I think you’re familiar with their story, but the reality is, they’ve only recently, in the last 2 years, split their sales force to have a direct calling effort on capital and a separate sales force following up with the consumable. This is very analogous to ZELTIQ, where the key is really selling the procedure and the consumable and getting the capital base to accelerate as quickly as you can. So if you look at their sales model and you go back, as we did 3, 4 years, and take a look at their scale, they’ve kept their sales force relatively flat over the past 4, 5 years. It’s been in the range of 13 to 16, 17 reps. It’s 16 today. So again, I think just to reinforce Jeff and Patrick’s point, this is a business that has stayed relatively flat in terms of their ability to invest and scale their sales team. I think they’ve recently in the last couple of years began to create the right business model, but they still were not able to invest the right amount of scale to build that aggressive capital installed base and then follow on with the procedure. So I think that’s the real opportunity for us in addition to the marketing programs is to invest intelligently in the scale up, similarly to the way that we grow Sientra, as we started this market about 5 years ago.

Jeffrey M. Nugent - Sientra, Inc. - Chairman and CEO

Just one last point, Margaret. I think that the concept of synergies in this deal had earlier been underestimated. That is very clear to me with the quality of our sales force calling on board-certified plastic surgeons, this represents a tremendous opportunity for referrals, for cross-selling activities, and one of our objectives is to find a way to do both and that is, keep the focus on these businesses separate but at the same time, and I would describe it as, in the backroom, see the advantages of one side helping the other. Therefore, I think this is, in many ways, a perfect example of an addition to Sientra at this time. I wouldn’t have wanted to wait any longer for this, frankly. We’ve proven our ability to execute on what we’ve been talking about, and all of us here at the senior level are paying very close attention to the progress we’re making with the new manufacturing facility and remain very confident that we’re going to achieve that. And therefore, with this new group of successful individuals, we think we can take it even further.

Margaret Maria Kaczor - William Blair & Company L.L.C., Research Division - Research Analyst

Got it. And then just a couple of quick ones from me as well. Can you guys go into any detail in terms of, kind of that cross-selling that you just talked about, Jeff. What’s the overlap of the last (inaudible) accounts? Because I don’t think that Miramar has that big of a plastic surgeon presence in the U.S. And then, just to follow-up on some other things. Patrick, earlier had mentioned, how many new sales reps on the capital side and the PDM side. Do you guys expect to hire on in the next year? And does that impact your cash use in general?

Charles Huiner - Sientra, Inc. - COO and SVP of Corporate Development & Strategy

Let me take the first part and then I’ll pass it over to Patrick to give you a little bit more detail on the expectations and guidance. So you’re right, Margaret. The breakdown of the customer base, particularly in the U.S., is 40% derm, 30% plastic surgeon and the rest various OB/GYN and other specialties. So really, we were attracted by the notion of it actually being lower ratio wise on the plastic surgeon side. It’s about 400 installed base in the U.S. There is overlap, we certainly have reasonable overlap with our existing surgeons, some very influential key opinion leaders who happen to be both Sientra users as well as miraDry uses, that was, frankly, one of the rationales that really — we felt strongly about relative to validating the opportunity. So yes, we certainly have done initial segmentation. We believe there’s a great opportunity of the, call it 3,000 additional surgeon

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JUNE 12, 2017 / 12:30PM, SIEN - Miramar Labs, Inc., Sientra, Inc. - M&A Call

offices in the U.S. who are doing cosmetic surgery, plastic surgeons that is, who are not miraDry users. That’s going to be a big part of some of our initial marketing plans. In addition, if you start looking more broadly across those 3 specialties, the ability to really look at those specialties, dissect them by virtue of which of those offices are CoolSculpting offices and other and are really familiar with minimally-invasive lifestyle procedures and are looking for an additional accelerant to their business model. That’s exactly where we’re going to focus our efforts relative to a segmentation plan for marketing. We’ve taken a lot of analytical approaches to it and we think we’re very comfortable in how we can apply segmentation to really attack this market. And I’ll let Patrick speak a little bit more to their sales force metrics and other.

Jeffrey M. Nugent - Sientra, Inc. - Chairman and CEO

Just one thing I would like to add to that, Margaret, and I don’t think it came out clearly enough, because with that split of specialty revenue, we went to — we went deep in interviewing some of the top KOLs on both plastic surgeon as well as dermatologist levels, and I’ve been fortunate enough to know quite a few of the top dermatologists in this space. And with the level of support and recommendation we received, and I’ll leave names off the call for the moment about any of that, it’s these are very successful, influential KOLs that are clearly in a position to provide assistance and moving forward. Patrick?

Patrick F. Williams - Sientra, Inc. - CFO, SVP and Treasurer

Yes, I’m not going to get into specifics of growth other than to say, I’ve seen this movie before. Looking forward to getting Keith on board, and he and I have done this before and have grown businesses and we’ll do it in a thoughtful manner. And I just keep coming back to there’s some proven models out there, and with the capital that we now have and that we’re putting in place, it gives us further conviction to be able to grow this company.

Margaret Maria Kaczor - William Blair & Company L.L.C., Research Division - Research Analyst

Got it. And then one last question for me on the technology itself and other potential applications. I think that was always discussed at least a few years back on Miramar. So is this an area that you’re interested? On the R&D side what kind of clinical data do you need? Would you go into something like body sculpting with this technology? Or you — maybe just kind of walk us through that longer-term multiyear path.

Charles Huiner - Sientra, Inc. - COO and SVP of Corporate Development & Strategy

Let me take that, and I’ll ask the team to follow-up as necessary. Clearly, underarm or axilla, it has been their primary focus, that’s where their 510(k) has been cleared. But they looked at over the years various uses of this microwave energy technology for sweat, for palms, feet and the groin area. And we certainly believe that they have good initial clinical results to go after those indications. In addition to the face for hair, for permanent removal of very small hair follicles, it does plague certain woman, the ability to use the technology to eliminate hair follicles in the face, we think it could be a huge lifestyle aesthetic opportunity. Further than that, there are other, I would call it therapeutic areas, that the company has explored but probably not invested in, in a big way including toenail fungus, body — you mentioned, body sculpturing and body contouring, I would say that that’s on the list. But our first order of business is, how do we take the clinical efficacy and proof points from a lot of the clinical studies and apply them. Sweat, odor and hair are sort of the triple threat to other parts of the body. We think there’s certainly an opportunity to do that by virtue of both expanding the applicator and then — and really driving those kinds of clinical indications in other parts of the body.

Patrick F. Williams - Sientra, Inc. - CFO, SVP and Treasurer

All right, well said. We’ll go to the next question.

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JUNE 12, 2017 / 12:30PM, SIEN - Miramar Labs, Inc., Sientra, Inc. - M&A Call

Operator

Our next question comes from Jon Block with Stifel.

Jonathan D. Block - Stifel, Nicolaus & Company, Incorporated, Research Division - MD and Analyst

Apologies in advance, just sort of jumped in the call, just in transit. So if I ask something in the deck, just tell me to move on. I guess the first one guys, just looking at some of the numbers and trying to tie it to gross margins on the capital and consumable, I think you gave the breakout in the deck on the revs, but on the gross margin, just looking quickly at their filings, is it safe to assume around 30% GM on the capital, maybe even 80%, 85%-plus on the consumable?

Patrick F. Williams - Sientra, Inc. - CFO, SVP and Treasurer

Yes, what’s happening though is, it’s really very similar to what we saw on the ZELTIQ model. So you’re looking at 80% plus on the consumable, even higher. And then the capital is probably a little bit closer on the U.S. side, about 50%. We think there’s some opportunity there to maybe even get a little bit more out. The reason why the consolidated looks lowered at 35% or whatever you just mentioned, Jon, they’re very heavy right now in international. So about half of the business has been international. That’s all through distributors. So you’re getting wholesale pricing or wholesale gross margins on that. So that’s why you’re seeing the impact on the overall gross margin consolidated for the company in kind of that mid-50s I guess, I would call it, but our focus is going to be very U.S. centric at the beginning, which is all direct market. And so we would expect to see a higher gross margin from that business.

Jonathan D. Block - Stifel, Nicolaus & Company, Incorporated, Research Division - MD and Analyst

Got it. Very helpful. And then again my apologies if I missed this, but just maybe you take a step back. I know Margaret asked some high-level information on the procedure, but if I think about the procedure, is it a one and done? Is it two treatments upfront? Is there any sort of a maintenance that someone goes through to come back in year 2, 4 or 5? Maybe if you could just talk to those elements.

Charles Huiner - Sientra, Inc. - COO and SVP of Corporate Development & Strategy

Sure, Jonathan. Good question. And really it’s been an evolution for the company over the past 4 or 5 years. I think if you were to go back in the early days, this is pre, what they call their optimized treatment protocol. It was closer to about 2 procedures — 2 treatments, separate treatments, visits to get a full effect. With the optimized treatment protocol, where they’re able to move the energy to a higher power levels as well as some other mechanical changes to the protocol, they’re really down to about one to one plus, i.e. slightly over one. Many offices do offer the initial procedure, and then they offer a discounted procedure if you need to come back a second time. What — our understanding is that about 80% of the time now, Jon, the procedure is a one-time, a one-visit procedure.

Jonathan D. Block - Stifel, Nicolaus & Company, Incorporated, Research Division - MD and Analyst

Okay, got it. And Jeff, just over to you for a second. You elaborated on this a bit, but I just want to make sure I got my arms around it. So separate sales force between you guys and Miramar, but just when you talk to bundling, you think there’s, obviously, a very good opportunity for lead generation, is that it? So have your (inaudible) got the established relationship with the plastic, to go in there and then act as sort of a lead generation for the Miramar sales rep. Is that correct? And if so, what do I think about some sort of initiative to incentivize your rep to go ahead and engage in that?

Jeffrey M. Nugent - Sientra, Inc. - Chairman and CEO

Jon, you’ve got it pretty much dead on — first of all, that’s what I was describing in my comment on below the surface synergies. We’ve had extensive discussions primarily with the Sientra team, and up in Santa Clara immediately following this,

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JUNE 12, 2017 / 12:30PM, SIEN - Miramar Labs, Inc., Sientra, Inc. - M&A Call

to begin to get a better understanding of their capabilities. And I think this works both ways. I am confident that we can develop parallel benefits and financial incentives for the 2 separate sales forces, and actually, there are really 3. And when you look at what we’re doing with recon, with reconstruction, that is going to require, essentially, a separate sales force with what I call, black belts, ninjas, who are the biggest experts in reconstruction in the industry. And that is going to give us 2 parallel sales forces in Sientra. Similarly in Miramar, we’ve learned, and I’ve learned in my experience that you can’t have one sales force selling capital equipment as well as the consumables that go along with it. So I don’t want to make this sound overly complex, because it’s been done time and time again, but I think that’s an element of upside that, frankly, hasn’t been demonstrated to date.

Charles Huiner - Sientra, Inc. - COO and SVP of Corporate Development & Strategy

I would add — Jon, this is Charlie. That — just to make it very concrete — they’ve got their mix of about 7 capital reps and 9 consumable reps today, about 16, as I mentioned earlier. Those consumable reps, again, there’s no reason that those consumable reps can’t have some ability to sell bioCorneum, that’s just one example, right? So I just wanted to give you a picture of some of the synergy value that we didn’t give in a great detail, but there’s no question that as we rationalize, why this is opportunistic, what this can do by way of leveraging the portfolio that we’ve begun to build with our new Sientra. BioCorneum is a good example of one where cross-selling can take place. Jeff mentioned the ability to refer our open doors from our sales team and provide them some incentive for opening doors for their colleagues on the Miramar side. Similarly, there’s no reason that the Miramar side can’t be incentivized in some way to open doors for our breast implant sales people. So this is the exact kind of adjacency that we talked about, the ability to start to really leverage a great portfolio of products to really build more momentum.

Jeffrey M. Nugent - Sientra, Inc. - Chairman and CEO

Just one last one Jon, that I have to deliver here is that we are — we remain totally committed to board-certified plastic surgeons that on our core business, operating room side of the business, this commitment to board-certified surgeons is a unique advantage of Sientra and we are not walking away from that for a minute. So I wanted to make sure that — one of Sientra’s really important points of difference is just that none of our competitors have recognized that as important.

Charles Huiner - Sientra, Inc. - COO and SVP of Corporate Development & Strategy

And that’s breast implant and tissue expanders. Full stop. Only board-certified.

Jonathan D. Block - Stifel, Nicolaus & Company, Incorporated, Research Division - MD and Analyst

Got it, got it. And last one for me, Patrick. I don’t know if this is in the deck. Well, you said you gave some of the sales metrics, but I heard the sort of the 2H ‘17 revenue guidance. Did you give an ‘18 number on your thoughts on Miramar? And if not, you know, the sort of 19% growth that you guys referenced in the press release and the 20% CAGR, I guess speaks to the fact that there were somewhat capital constrained. So is there any reason why this couldn’t be another 15%, 20% revenue growth, as we enter ‘18?

Patrick F. Williams - Sientra, Inc. - CFO, SVP and Treasurer

Yes. So we did give the second half of ‘17. We’re going to hold off on ‘18. But rest assured, as models were being put together and we looked at the forward-looking projections, no doubt that we see this is as an asset that can continue that growth, but hopefully, even go higher. So I think you’re in the ballpark there, but let us get through the next few months and transition this, integrate et cetera, and that we’ll come back as a consolidated company, because we have to take into account our implants as well. So really interesting time for the company, and we’re looking forward to this.

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JUNE 12, 2017 / 12:30PM, SIEN - Miramar Labs, Inc., Sientra, Inc. - M&A Call

Operator

(Operator Instructions) And our last question comes from the line of Brooks O’Neil with Lake Street Capital.

Brooks Gregory O’Neil - Lake Street Capital Markets, LLC, Research Division - Senior Research Analyst

I’ll just ask one. But one of the aspects that’s most intriguing to me is the international opportunity, and I’m hoping you could just elaborate a little bit on what you see for Miramar as well as how that plays into your international plans on the breast side?

Jeffrey M. Nugent - Sientra, Inc. - Chairman and CEO

Brooks, good to hear your voice. And we too are very intrigued by the international stakes in the ground that they’ve established. And as Patrick mentioned, the revenue is split roughly half and half, domestic versus international. I look at this as a — I don’t want to use the overused words, but a real strategic advantage, because it gives us a series of high-quality distribution opportunities in markets that are clearly opportunistic for Sientra. We have not gotten into the specific discussions with go-forward plans with those distributors, and I’m confident with our collective experience in leading international development, I know that each of us here have that experience. Keith Sullivan, clearly, has extensive international experience. So I can’t give you any forecasted benefits at this point, although I’d like to. But we think this has significant potential for the company, but that’s our third priority, we’ve got the first two before we get to that.

Patrick F. Williams - Sientra, Inc. - CFO, SVP and Treasurer

Yes, I think Jeff just hit it there at the end. We — if you look at Slide 12, we tried to outline where our focus is going to be in. And I think the key thing here is, anytime you’re integrating, you take on something like this, which is transformational, it is about focus. And as I said, we’ll work closely with Keith’s advice and guidance here. But one of the things we did very well at ZELTIQ was focus, and when we came onboard there, we did focus on the U.S. capital sales reps and ensure predictability of the capital sales, make sure we had that pipeline growing of all their leads et cetera. Obviously, we’re going to leverage the 2 sales forces now, as Jeff kind of went through, and incentivize properly. And then, once we get the U.S. down, we’ll really focus on the consumable side, putting those marketing programs together. And then, international, not saying that we’re going to not look at it, but we want to make sure that we really get down the clinical protocol, the training, the consistency et cetera and then take that playbook and mirror image it over on the international side, and then start deciding what makes sense internationally. Right now, it’s distributors. Not saying we won’t go direct in some markets, not saying there won’t be hybrid structures et cetera or a direct and distributor sales force in some areas, but that’s a little bit out — farther out there for us at this point.

We’re good?

Jeffrey M. Nugent - Sientra, Inc. - Chairman and CEO

I think we’re good. Thank you all very much for dialing in this early on a Monday morning. It’s a tad earlier for me, because I just flew in from the East Coast, but that’s okay, and we look forward to this move making a significant impact on what we’ve been talking with you all about for some months. So again, thanks for your attention, and look forward to talking further. Have a great day.

Operator

Ladies and gentlemen, thank you for your participation in today’s conference. This concludes the program, and you may now disconnect. Everyone, have a great day.

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JUNE 12, 2017 / 12:30PM, SIEN - Miramar Labs, Inc., Sientra, Inc. - M&A Call

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